UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 August 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F X	FORM 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES	NO X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
Record margin in Express and strong margin in Mail,
France Logistics refocuses to strategic areas, 29 July 2005

Record margin in Express and strong margin in Mail
France Logistics refocuses to strategic areas

Strong margin in Mail of 20.8%
Record high margin in Express of 10.1%
Mixed picture in Contract Logistics
Interim dividend up 10% to 22 cents

Key numbers	Q2 2005	Q2 2004	% Change	HY 2005	HY 2004	% Change
	€ mil	€ mil		€ mil	€ mil

Revenues	3,385	3,056	10.8%	6,661	6,037	10.3%
Operating income (EBIT)	342	352	-2.8%	646	648	-0.3%
Profit / (Loss) attributable to the shareholders	210	210	0.0%	403	396	1.8%
Net cash from operating activities	384	115	233.9%	459	406	13.1%
Earnings per share (€ cents)	46.1	44.2	4.3%	88.6	83.3	6.4%

Operating margin	Q2 2005	Q2 2004	HY 2005	HY 2004

Mail	20.8%	23.4%	21.4%	23.2%
Express	10.1%	8.8%	9.1%	7.4%
Logistics	3.4%	4.1%	2.4%	3.2%
Contract Logistics	3.7%	4.1%	2.6%	3.2%
Freight Management	2.2%	nm	1.5%

CEO Peter Bakker:

“In the second quarter of this year we see a continued good performance of our Mail and Express divisions. The Mail division reported another strong operating margin, despite higher pension costs, and our European Mail Networks business continued to record strong organic revenue growth of 20%. Express revenues grew double digit and operating income was up 28%, reaching another margin record. The division is firmly on track to reach its ambitious target of a 10% operating margin in 2007. In Logistics, our freight management operations continue to make progress but achieving growth in some of our contract logistics business has been difficult. We have reviewed our French Logistics business unit carefully and today we announce our plans - we intend to withdraw from basic transportion activities and refocus on the areas of contract logistics where we can earn our cost of capital.”

Group overview
In the second quarter, the group achieved a 10.8% revenue increase. Express reached another record margin of over 10%, with double digit growth, and Mail achieved a margin of almost 21%, with revenue growth in both European Mail Networks and Mail Netherlands. Logistics, affected by the continuing difficulties in France, saw a slight margin decline.

In Logistics France, we announce plans to refocus our operations to areas where TNT can earn its cost of capital, reasserting our commitment to the French logistics market.

Review of operations
Mail achieved an operating margin of almost 21%, despite the € 20 million increase in pension costs. The division handled 19 million more addressed mail items than the comparative period last year due to the strong growth of the European Mail Networks. EMN grew organically by almost 20%. In the Netherlands, revenues were up by 0.6%, as price mix effects outweighed a 2.5% addressed mail volume decline, and next day delivery exceeded 97%. Cross-border revenues continued their negative trend and Data and Document Management grew total revenues with the addition of the call center joint venture.

Express booked another record margin, this time of 10.1%, and organic revenue growth remained at the high end of our expectations, at 10.6%. The resulting operating income improvement was 27.7%. In Europe, international air volumes were 9% higher and road volumes 7% higher, with kilos growth outpacing consignments. We saw no adverse impact of higher fuel costs. Network optimisation improved, particularly in respect of air volume utilisation. Revenue yield remained positive.

Logistics revenue growth came from the addition of freight forwarding activities (the Wilson acquisition), which are progressing well. Organic growth was strongly positive in North America and Rest of World, but negative in Europe as certain units faced either general market or client specific issues. In the case of France, structural inability to deal with weakness in the transportation sector weighed on the results. Some European units did show healthy growth, including Germany. The contract logistics margin, excluding France, softened from 4.9% last year to 4.7% this year, affected by higher fuel prices. The freight management margin was 2.2%. On a more positive note, contract gains were well in excess of terminations and the business development pipeline strengthened.

TNT Logistics France refocus
Our logistics activities in France consist of transportation, which represents around 60% of the business, and contract logistics, which represents the remaining 40%. Losses in the first half of this year were € 17 million, on revenues of € 117 million.

We intend to sell our transportation activities. Strong network coverage is a key success factor in this business, which TNT does not possess.

In contract logistics, we will refocus on parts of the business where TNT can earn its cost of capital, including complex supply chain solutions for the automotive industry. We intend to sell the parts of the contract logistics business that do not fit into this strategy.

We are in contact with potential buyers and we expect the majority of our intended actions to be executed by the end of 2005. We estimate the total P&L charge relating to these measures to be up to € 140 million, pre-tax, most of which we expect to book in 2005.

Financial review
Group EBIT was € 342 million, a 2.8% decrease on last year. This result was affected by non-allocated costs of € 28 million, a € 18 million increase on last year due to spending on business initiatives – including China and re-branding – and other corporate costs. Net financial expenses were € 22 million, slightly lower than last year, despite the debt increase, due to lower interest rates and finance charges. The effective tax rate was 34.7%, slightly lower than last year. The profit attributable to shareholders was € 210 million, equal to last year’s. Earnings per share increased by 4.3% to 46.1 cents due to the repurchase of 20.7 million shares.

Net cash from operating activities was particularly strong at € 384 million, € 269 million more than last year. This quarter’s result benefited from an anticipated € 132 million tax refund and the phasing of payments. Capital expenditure was € 97 million, € 19 million more than last year, and included the planned infrastructure improvements in Express.

On 12 July, the State sold 43.4 million TNT shares in the market, with the result that its holding is now reduced to 10% of the share capital.

The tax investigations previously disclosed are ongoing, and it remains too early to determine their effect for the group.

Strategic progress
Each of the five streams of TNT1 made progress, with the results of the procurement team most tangible. Realised savings to date, from ‘Wave 1’, were € 7 million of which € 2 million was passed on directly to our customers. ‘Wave 2’ started in May.

On 18 April, TNT signed a cooperation agreement with Norway Post, with both parties then forming a task force to identify areas of mutual interest in the Nordics. On 24 June, TNT announced that it is not participating in the Belgian Post sales process and reconfirmed its strategy of challenging incumbent postal operators through its European Mail Networks, in cases where the terms of cooperation with the incumbent would not be mutually beneficial.

2005 guidance reiterated
In Mail, we expect total revenues to be stable, with gains in EMN countering declines in Dutch addressed volumes. We expect a strong operating margin of 19% to 20%. In Express, we expect high single digit revenue growth and an operating margin in the range of 8.5% to 9.0% - on track to the “10% in 2007” target. In Contract Logistics, we expect revenues to remain stable with a margin of around 4%, excluding France. In Freight Management (Wilson acquisition), we expect revenues to grow high single digit, with an operating margin of around 1.5%, after charging amortisation of intangible fixed assets recognised on acquisition and integration costs.

Significant events in the second quarter

18 April	Extension of cooperation agreement with Norway Post announced

21 April	TNT Express Netherlands wins prestigious Dutch Quality Institute Award

2 May	TNT Logistics chosen as European parts logistics provider by Getronics

10 May	Strategic partnership announced for clinical trials infrastructure – TNT Express and AirNet systems

18 May	TNT Mail UK wins Lloyds TSB contract

19 May	TNT Logistics Brazil wins Fiat’s ‘Best Quality Performance’ award

9 June	TNT Express acquires Slovenia’s domestic transport company – ‘Door-to-Door’

12 June	TNT and United Nations World Food Program ‘Walks the World’

24 June	TNT confirms no participation in Belgian Post sales process

29 June	TNT announces new easy-access parcel service in Belgium

30 June	Wilson Logistics re-branded to TNT Freight Management.

1 July	TNT Logistics selected by MAN Nutzfahrzeuge as pan-European spare parts logistics partner

12 July	State sells 43.4 million TNT shares, taking its holding down to 10%

Group Summary	Q2 2005	Q2 2004		% Change
	€ mil	€ mil	Operational	FX	Total

Revenue	3,385	3,056	10.7%	0.1%	10.8%
Operating income (EBIT)	342	352	-2.8%	0.0%	-2.8%
Profit / (Loss) attributable to the shareholders	210	210	0.5%	-0.5%	0.0%

Divisional Summary	Q2 2005	Q2 2004		% Change
	€ mil	€ mil	Operational	FX	Total

Mail
Revenue	965	946	2.0%	0.0%	2.0%
Operating income	201	221	-9.0%	0.0%	-9.0%
Operating margin	20.8%	23.4%

Express
Revenue	1,279	1,154	10.7%	0.1%	10.8%
Operating income	129	101	27.7%	0.0%	27.7%
Operating margin	10.1%	8.8%

Logistics
Revenue	1,160	966	19.7%	0.4%	20.1%
Operating income	40	40	0.0%	0.0%	0.0%
Operating margin	3.4%	4.1%

Non-allocated	(28)	(10)	-180.0%	0.0%	-180.0%
Operating income (EBIT)	342	352	-2.8%	0.0%	-2.8%

Group Summary	HY 2005	HY 2004		% Change
	€ mil	€ mil	Operational	FX	Total

Revenue	6,661	6,037	10.6%	-0.3%	10.3%
Operating income (EBIT)	646	648	-0.1%	-0.2%	-0.3%
Profit / (Loss) attributable to the shareholders	403	396	2.3%	-0.5%	1.8%

Divisional Summary	HY 2005	HY 2004		% Change
	€ mil	€ mil	Operational	FX	Total

Mail
Revenue	1,946	1,922	1.3%	-0.1%	1.2%
EBIT	417	446	-6.5%	0.0%	-6.5%
Margin	21.4%	23.2%

Express
Revenue	2,485	2,248	10.9%	-0.4%	10.5%
EBIT	225	166	35.5%	0.0%	35.5%
Margin	9.1%	7.4%

Logistics
Revenue	2,260	1,886	20.2%	-0.4%	19.8%
EBIT	55	60	-8.3%	0.0%	-8.3%
Margin	2.4%	3.2%

Non allocated	(51)	(24)	-116.7%	4.2%	-112.5%
Operating income (EBIT)	646	648	-0.1%	-0.2%	-0.3%

Strong growth continues in EMN, at almost 20%

Margin almost 21%, despite higher pension costs

Next day delivery over 97%

Mail Summary	Q2 2005	Q2 2004	% Change	HY 2005	HY 2004	% Change
	€ mil	€ mil		€mil	€mil

Revenue	965	946	2.0%	1,946	1,922	1.2%
Operating income	201	221	-9.0%	417	446	-6.5%
Operating margin	20.8%	23.4%		21.4%	23.2%

Mail division achieved 1.8% organic revenue growth and another strong margin performance. Excluding the higher pension costs, this quarter’s margin was only half a percentage point behind the unusually high level achieved last year.

In the Netherlands, another 47 sequence sorting machines came into operation, bringing the total number now in service to 238.

The roll out of this technology helped towards the additional masterplan savings of € 17 million in the quarter. Next day delivery increased to over 97%.

Across its European operations, TNT Mail delivered more addressed mail items than in the same quarter last year. EMN delivered 51 million more and Mail Netherlands delivered 32 million less.

Revenue Analysis	Q2 2005	Q2 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	FX

Mail Netherlands	643	639	0.6%	0.6%	0.0%	0.0%
Cross Border	125	136	-8.1%	-8.1%	0.0%	0.0%
European Mail Networks	145	121	19.8%	19.8%	0.0%	0.0%
Data & Document Management	52	50	4.0%	0.0%	4.0%	0.0%

Mail	965	946	2.0%	1.8%	0.2%	0.0%

Revenue Analysis	HY 2005	HY 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	FX

Mail Netherlands	1,311	1,313	-0.2%	-0.2%	0.0%	0.0%
Cross Border	251	276	-9.1%	-8.7%	0.0%	-0.4%
European Mail Networks	279	230	21.3%	21.3%	0.0%	0.0%
Data & Document Management	105	103	1.9%	-3.0%	4.9%	0.0%

Mail	1,946	1,922	1.2%	1.0%	0.3%	-0.1%

Mail Netherlands revenues grew by 0.6%, with positive price/mix effects countering a 2.5% volume decline. The election-adjusted volume of addressed domestic mail declined by 0.9% and direct declined by 3.4%. However, these results benefited from a 2.4 percentage point day-count effect. Reduced bank transactional mailings affected the underlying domestic decline. Growth in unaddressed mail revenues remained at 5%.

Cross Border exhibited the same trends as the last quarter, with declines in Spring and TNT branded business leading to an overall 8.1% revenue decrease.

European Mail Networks continued to make good progress, recording an almost 20% organic revenue growth. EMN handled 51 million more items of addressed mail than in the same quarter last year, with the UK and Germany making the most progress in this part of the market. TNT Mail UK added Lloyds TSB to its list of important customers, with an estimated 100 million items of mail annually.

Data & Document Management revenues continued to reflect the acquisition effect of the BSC call centre venture. Organic revenues were flat, which was an improvement on recent declines reflecting higher volumes in the Dutch document management business.

All time record margin of 10.1%

Operating income up 27.7%

Double digit growth in both Europe and Rest of World

Express Summary	Q2 2005	Q2 2004	% Change	HY 2005	HY 2004	% Change
	€ mil	€ mil		€mil	€mil

Revenue	1,279	1,154	10.8%	2,485	2,248	10.5%
Operating income	129	101	27.7%	225	166	35.5%
Operating margin	10.1%	8.8%		9.1%	7.4%

The division achieved an operating income growth of 27.7%, compounding the strong growth achieved last year. This is despite the higher fuel costs, which because of the surcharge have not dented the bottom line performance.

Organic revenue growth of 10.6% was at the high end of our expectations and repeats the trends of recent quarters, including the strong increase in cross-border flows.

Utilisation in the European air network was close to 79%, six percentage points more than last year due to greater volumes and improved capacity planning.

Revenue Analysis	Q2 2005	Q2 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	FX

Express Europe	1,037	943	10.0%	10.2%	0.1%	-0.3%
Express RoW	242	211	14.7%	12.8%	0.0%	1.9%
Express	1,279	1,154	10.8%	10.6%	0.1%	0.1%

Revenue Analysis	HY 2005	HY 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	FX

Express Europe	2,029	1,836	10.5%	10.7%	0.1%	-0.3%
Express RoW	456	412	10.7%	11.2%	0.0%	-0.5%
Express	2,485	2,248	10.5%	10.9%	0.0%	-0.4%

Express Europe continued to benefit from the same revenue trends as recent quarters, particularly as regards the importance of cross-border flows and growth in special services. Despite mixed, and in some case deteriorating, national economic conditions, all units put in a good growth number. The major west European units saw growth of between 7% (Italy) and 13% (Germany), with East European units growing even faster: 20% in total. Revenue yield was 5.3%, two thirds of which came from the fuel surcharge. Air volumes were up 9% and international road volumes were up 7%. However, kilos growth (7%) outpaced consignments (4%), benefiting from TNT Express’ ability to provide an express product also for heavy items.

Express Rest of World grew 12.8% in aggregate. In China, the growth rate was over 27%. The Middle East grew 24%, and South East Asia and the Americas were in firm double digit growth territory. The RoW average continued to be affected by Australia where a more modest 2.4% organic revenue growth was recorded – the slowing economy and some shedding of unprofitable contracts being the key factors.

France Logistics refocuses to areas where it can earn its cost of capital
Market or client specific challenges for some units
Intensified efforts in Key Account Management leads to contract wins

Logistics Summary	Q2 2005	Q2 2004	% Change	HY 2005	HY 2004	% Change
	€ mil	€ mil		€mil	€mil

Revenue	1,160	966	20.1%	2,260	1,886	19.8%
Operating income	40	40	0.0%	55	60	-8.3%
Operating margin	3.4%	4.1%		2.4%	3.2%

Revenue growth in Logistics came from the Freight Management acquisition. Organic revenue growth in North America was strong but revenues in Europe were lower. Annualised contract wins of € 135 million compared with terminations of € 85 million represented an improvement over the previous quarter and came at a time of increased focus on Key Account Management.

The operating margin softened compared with last year, affected by the difficulties in France, and the first-time inclusion of the freight management activities. The 2.2% margin for freight management included integration expenses and amortisation of intangible assets arising on acquisition, without which the margin would have well exceeded 4%.

Revenue Analysis	Q2 2005	Q2 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	FX

Logistics Europe	692	726	-4.7%	-4.6%	0.0%	-0.1%
Logistics North America	169	150	12.7%	14.0%	0.0%	-1.3%
Logistics RoW	105	90	16.7%	10.0%	0.0%	6.7%
Logistics Freight Management	194	0
Logistics	1,160	966	20.1%	-0.4%	20.1%	0.4%

Revenue Analysis	HY 2005	HY 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	FX

Logistics Europe	1,370	1,424	-3.8%	-3.5%	0.0%	-0.3%
Logistics North America	324	290	11.7%	14.8%	0.0%	-3.1%
Logistics RoW	189	172	9.9%	7.0%	0.0%	2.9%
Logistics Freight Management	377	0
Logistics	2,260	1,886	19.8%	0.2%	20.0%	-0.4%

Contract Logistics

In Europe, revenues declined by 4.6% overall, organically. Germany was ahead on automotive volumes and new contracts. Spain and Turkey were ahead on higher volumes, some tariff increases and new contracts in several industry sectors. However, the UK declined in the face of weak market conditions generally, Italy Automotive faced a client specific volume loss and France continued to be hampered by a tough transportation sector, not helped by own network limitations.

North America scored its third straight quarter of strong double digit revenue growth. The fastest growing sector remained automotive, demonstrating that high quality, value added service can drive growth in this challenging sector.

Rest of World organic growth picked up to reach 10.0%. The only business that saw declines versus last year was China automotive. However, two new contracts for spare parts logistics were won for VW China. South American revenues continued to do well, based largely on the automotive sector. In Brazil, significant new contracts were signed in the hi-tech and automotive parts sectors. Revenues in Australia were up almost 25% on last year, again automotive driven.

Freight Management revenues increased on a pro-forma basis (comparative results were not under TNT ownership) by around 5%. The integration made further progress, most noticeably with the re-branding of Wilson to TNT.

France Logistics	Q2 2005	Q2 2004	% Change	HY 2005	HY 2004	% Change
	€mil	€mil		€mil	€mil

Revenues	59	65	-9.2%	117	134	-12.7%
Operating income	(7)	(4)	-75.0%	(17)	(7)	-142.9%

France Logistics comprises around 60% basic transportation activities and 40% contract logistics. It represents 2% of the group’s turnover.

The business was created through a series of acquisitions between 2000 and 2002. In its first two years of operation, it produced a positive operating margin, which turned negative in 2002 and further deteriorated in 2003. The Transformation through Standardisation measures launched in mid-2003 improved financial performance but did not return the business to profitability. As a result of deteriorating market conditions, the results this year have lagged behind those of the prior year.

The business faces tough external challenges including intense competition in the transportation sector and slow growth in contract logistics. Our lack of an integrated national network represents a barrier to progress.

Following a detailed review of our activities and the market in France, we announce our intention to withdraw from basic transportation and elements of our contract logistics operations. We remain committed to the French logistics market, but in areas where we are best able to add value, including complex supply chain solutions. As regards those parts of the business from which we intend to withdraw, we are in discussions with potential buyers.

	Q2 2005	Q2 2004	HY 2005	HY 2004
	€ mil	€ mil	€ mil	€ mil

Net sales	3,370	3,026	6,631	5,992
Other operating revenue	15	30	30	45
Total revenue	3,385	3,056	6,661	6,037

Other income	4	2	11	6

Cost of materials	(156)	(156)	(298)	(283)
Work contracted out and other external expenses	(1,460)	(1,208)	(2,858)	(2,417)
Salaries incl social & pension charges	(1,130)	(1,069)	(2,266)	(2,148)
Depreciation, amortisation and impairments	(100)	(98)	(198)	(186)
Other operating expenses	(201)	(175)	(406)	(361)
Total expenses	(3,047)	(2,706)	(6,026)	(5,395)

Operating income	342	352	646	648

Interest and similar income	16	6	39	10
Interest and similar expenses	(38)	(29)	(66)	(49)
Net financial (expense) / income	(22)	(23)	(27)	(39)

Profit before income taxes	320	329	619	609

Income taxes	(111)	(116)	(215)	(209)
Results from investments in associates	0	(1)	(1)	(2)

Profit for the period	209	212	403	398

Profit / (Loss) attributable to minority interests	(1)	2	0	2

Profit / (Loss) attributable to the shareholders	210	210	403	396

Eearnings per share (in euro cents)*	46.1	44.2	88.6	83.3

Number of employees	161,411	160,458
Full time equivalent employees	122,212	121,536

*Based on an average number of 454.7 million ordinary shares, including ADS (2004: 475.2 million).

€ mil	Q2 2005	Q2 2004

MAIL

Mail Netherlands
Revenue	643	639
Growth %	0.6%
Organic	0.6%
Acquisition / Disposal	0.0%
Fx	0.0%

Adressed mail pieces (millions)	1,246	1,278
Growth %	-2.5%	-1.5%
Working days	63	61

Cross Border
Revenue	125	136
Growth %	-8.1%
Organic	-8.1%
Acquisition / Disposal	0.0%
Fx	0.0%

European Mail Networks
Revenue	145	121
Growth %	19.8%
Organic	19.8%
Acquisition / Disposal	0.0%
Fx	0.0%

Data & Document Management
Revenue	52	50
Growth %	4.0%
Organic	0.0%
Acquisition / Disposal	4.0%
Fx	0.0%

Total Mail
Revenue	965	946
Growth %	2.0%
Organic	1.8%
Acquisition / Disposal	0.2%
Fx	0.0%

Operating income (EBIT)	201	221

Operating margin	20.8%	23.4%

Note that 2004 growth data is excluded from these tables because conversion to IFRS, with an effective transition date of 1 January 2004, renders 2003 data incomparable with the results of later years.

€ mil	Q2 2005	Q2 2004

EXPRESS

Express Europe
Revenue	1,037	943
Growth %	10.0%
Organic	10.2%
Acquisition / Disposal	0.1%
Fx	-0.3%

Core consignments (mil)	36.7	35.4
Core kilos (mil)	604.9	566.5
Core revenue quality yield improvement	5.3%	3.6%

Express RoW
Revenue	242	211
Growth %	14.7%
Organic	12.8%
Acquisition / Disposal	0.0%
Fx	1.9%

Total Express
Revenue	1,279	1,154
Growth %	10.8%
Organic	10.6%
Acquisition / Disposal	0.1%
Fx	0.1%

Working days	63	62

Operating income (EBIT)	129	101

Operating margin	10.1%	8.8%

Note that 2004 growth data is excluded from these tables because conversion to IFRS, with an effective transition date of 1 January 2004, renders 2003 data incomparable with the results of later years.

€ mil	Q2 2005	Q2 2004

LOGISTICS

Logistics Europe
Revenue	692	726
Growth %	-4.7%
Organic	-4.6%
Acquisition / Disposal	0.0%
Fx	-0.1%

Logistics North America
Revenue	169	150
Growth %	12.7%
Organic	14.0%
Acquisition / Disposal	0.0%
Fx	-1.3%

Logistics RoW
Revenue	105	90
Growth %	16.7%
Organic	10.0%
Acquisition / Disposal	0.0%
Fx	6.7%

Logistics Freight Management
Revenue	194	0
Growth %	0.0%
Organic	0.0%
Acquisition / Disposal	0.0%
Fx	0.0%

Total Logistics
Revenue	1,160	966
Growth %	20.1%
Organic	-0.4%
Acquisition / Disposal	20.1%
Fx	0.4%

Revenues by sector
Automotive	382	388
Tyres	46	55
FMCG	164	157
Hi-tech electronics	121	137
Publishing / media	59	57
Freight management	194	0
Other	194	172

Operating income (EBIT)	40	40
Operating margin	3.4%	4.1%

Note that 2004 growth data is excluded from these tables because conversion to IFRS, with an effective transition date of 1 January 2004, renders 2003 data incomparable with the results of later years.

	Q2 2005	Q2 2004	HY 2005	HY 2004
	€ mil	€ mil	€ mil	€ mil

Profit before income taxes	320	329	619	609
Adjustments for:
Depreciation, amortisation and impairments	100	98	198	186
Investment income:
- profit /loss on sale of property, plant and equipment	(3)	(3)	(10)	(11)
- interest and similar income	(17)	(6)	(40)	(10)
- foreign exchange gains	0	0	0	0
- foreign exchange (losses)	(1)	3	0	2
- interest and similar expenses	40	26	67	47
Changes in provisions:
Pension liabilities	(44)	(82)	(55)	(115)
Other provisions	34	4	32	(2)
Changes in working capital:
Inventory	(2)	(3)	(2)	1
Trade accounts receivable	26	81	6	129
Other current assets	26	19	(46)	(61)
Trade payables	(5)	(56)	(68)	(92)
Other current liabilities excl. short term financing and taxes	(144)	(169)	(81)	(59)

Cash generated from operations	330	241	620	624
Interest paid	(40)	(13)	(51)	(22)
Income taxes paid	94	(113)	(110)	(196)

Net cash from operating activities	384	115	459	406

Acquisition of group companies (net of cash)	(13)	0	(14)	(9)
Disposals of group companies and jv's	0	0	0	0
Investment in associates	(6)	(4)	(7)	(4)
Disposals of associates	1	0	1	0
Capital expenditure on intangible assets	(22)	(14)	(36)	(26)
Disposal of intangible assets	1	0	2	2
Capital expenditure on property, plant & equipment	(75)	(64)	(133)	(126)
Proceeds from sale of property, plant and equipment	4	12	15	31
Other changes in (financial) fixed assets	9	(2)	23	0
Changes in minority interests	1	2	1	4
Interest received	25	6	30	10
Dividends received	0	0	0	0

Net cash used in investing activities	(75)	(64)	(118)	(118)
Repurchase of shares	0	0	(259)	0
Other equity changes	(13)	3	(12)	5
Proceeds from long-term borrowings	19	9	23	15
Repayments to long-term borrowings	(16)	(4)	(25)	(16)
Proceeds from short-term borrowings	(7)	10	59	8
Repayments to short-term borrowings	(55)	(12)	(89)	(44)
Proceeds from finance lease	2	2	3	1
Repayments to finance lease	(4)	(5)	(7)	(9)
Dividends paid	(168)	(142)	(168)	(142)

Net cash used in financing activities	(242)	(139)	(475)	(182)

Changes in cash	67	(88)	(134)	106

Cash at beginning of the period	437	668	633	470
Exchange rate differences	7	0	12	4
Changes in cash	67	(88)	(134)	106
Cash at end of period	511	580	511	580

	01 Jul	01 Jan
	2005	2005
	€ mil	€ mil

Goodwill	2,481	2,425
Other intangible assets	221	218

Intangibles	2,702	2,643
Land and buildings	976	960
Plant and equipment	457	464
Other property, plant and equipment	440	453
Construction in progress	42	47

Property, plant and equipment	1,915	1,924
Investments	84	82
Loans receivable from associates	2	2
Other loans receivable	23	21
Deferred tax assets	214	253
Prepayments and accrued income	123	142

Financial fixed assets	446	500

Fixed assets	5,063	5,067
Inventory	54	46
Accounts receivable	2,166	2,089
Prepayments and accrued income	422	393
Cash and cash equivalents	511	679

Current assets	3,153	3,207

Non-current assets held for sale	12	0

Total assets	8,228	8,274
Shareholders’ equity	3,330	3,066
Minority interests	20	19

Group equity	3,350	3,085
Deferred tax liabilities	263	236
Provisions for pension liabilities	143	198
Other provisions	160	126
Long-term debt	1,314	1,435
Accrued liabilities	203	221

Non-current liabilities	2,083	2,216
Trade payables	616	670
Provisions (current)	43	49
Other current liabilities	864	950
Accrued current liabilities	1,272	1,304

Current liabilities	2,795	2,973

Total liabilities and group equity	8,228	8,274

Capital expenditure on property, plant and equipment and other intangible assets

	Q2 2005	Q2 2004	HY 2005	HY 2004
	€ mil	€ mil	€ mil	€ mil

Mail	25	22	43	44
Express	45	32	80	65
Logistics	22	20	40	39
Corporate	5	4	6	4
Total	97	78	169	152

Movement in shareholders’ equity

	Q2 2005	Q2 2004	HY 2005	HY 2004
	€ mil	€ mil	€ mil	€ mil

Opening balance	3,272	3,185	3,066	2,981
Profit / (Loss) attributable to the shareholders	210	210	403	396
Foreign exchange effects	21	4	39	20
Other reserves	(5)	3	(10)	5
Cash dividend	(168)	(139)	(168)	(139)
Closing balance	3,330	3,263	3,330	3,263

Net debt

	01 Jul	01 Jan
	2005	2005
	€ mil	€ mil

Short-term debt	225	97
Long-term debt	1,314	1,435

Total interest bearing debt	1,539	1,532
Cash and cash equivalents	(511)	(679)

Net debt	1,028	853

With respect to the basis of preparation of the interim financial information presented in this press release, reference is made to our announcement of April 27, 2005 on the presentation of financial information for FY 2004 under International Financial reporting Standards.

Profit attributable to the shareholders

	HY 2005	HY 2004
	€ mil	€ mil

Profit attributable to the shareholders under IFRS	403	396
Adjustments for:
Other employment benefits	(23)	22
Employment schemes and group reorganisation		(6)
Other intangible assets amortisation	(2)	(2)
Financial instruments		(3)
Stock based compensation	(1)	3
Real estate sale		(2)
Amortisation on restoration of previously recognised impairments	2	2
Tax effect of adjustments	6	(2)

Profit attributable to the shareholders under US GAAP	385	408

Profit per ordinary share and per ADS under US GAAP *
(in eurocents)	84.5	85.9

* Based on an average number of 454.7 million ordinary shares, including ADS (2004: 475.2 million).

Shareholders’ equity

	01 Jul	25 Jun
	2005	2004
	€ mil	€ mil

Shareholders’ equity under IFRS	3,330	3,263

Adjustments for:
Other employment benefits	13	5
Minimum pension liability	(455)
Employment schemes and group reorganisation		135
Goodwill and other long-lived intangible assets	98	82
Other intangible assets amortisation	(26)	(7)
Real estate sale		(22)
Sale-lease-back transaction	(5)	(7)
Restoration of previously recognised impairments, net of amortisation	5	(5)
Long term contract incentive payment	(4)	(5)
Pension curtailment	2	2
Provisions	2	1
Other	(1)
Deferred taxes on adjustments	50	2

Shareholders’ equity under US GAAP	3,009	3,444

Financial Calendar 2005

Monday 1 August, 2005	Ex-interim dividend date

Monday 8 August, 2005	Payment interim dividend

Monday 31 October, 2005	Publication of 2005 third quarter results

Monday 27 February, 2006	Publication of 2005 fourth quarter and full year results

Additional information available at www.tnt.com/group

Mike Richardson
Director Investor Relations
Phone	+31 20 500 62 41
Fax	+31 20 500 75 15
Email	mike.richardson@tnt.com

David van Hoytema
Manager Investor Relations
Phone	+31 20 500 65 97
Fax	+31 20 500 75 15
Email	david.van.hoytema@tnt.com

Daphne Andriesse
Senior Press Officer Media Relations
Phone	+31 20 500 6224
Fax	+31 20 500 7520
Email	daphne.andriesse@tnt.com

Published by: TNT N.V. Neptunusstraat 41-63 2132 JA Hoofddorp P.O. Box 13000 1100 KG Amsterdam
Phone	+31 20 500 60 00
Fax	+31 20 500 70 00
Email	investorrelations@tnt.com
Internet	www.tnt.com/group

Responsible for content and editing:
TNT Investor Relations

Forward-looking statements warning—Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995

Except for historical statements and discussions, statements contained in this press release are “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “seek”, “estimate”, “continue” or similar terms. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which we operate, management's beliefs and assumptions made by management about future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied in the forward-looking statements. All material risks currently known to us have been discussed in our most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Important factors that may cause such differences include, but are not limited to:

•	substitution of alternative methods for delivering information for our Mail and Express services,
•
regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings,

•	competition in the mail, express and logistics businesses,
•	decisions of competition authorities regarding proposed joint ventures or acquisitions,
•	costs of complying with governmental regulations,
•
general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities or epidemic diseases,

•	our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,
•	changes in currency and interest rates,
•	changes in our credit rating and their impact on our financing costs and requirements,
•	changes in our relationship with the State of the Netherlands,
•	disruptions at key sites,
•	incidents resulting from the transport of hazardous materials,
•	mismatches between our investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,
•	strikes, work stoppages and work slowdowns and increases in employee costs,
•	costs of completing acquisitions or divestitures and integrating newly acquired businesses,
•	changes to the international conventions regarding the limitation of liability for the carriage of goods,
•	if our subcontractors’ employees were to be considered our employees,
•	decisions of tax and other authorities with respect to our tax liabilities and the results of our investigations into our tax affairs,
•	changes in accounting rules causing different valuation of assets and liabilities, and
•	higher costs related to implementation of regulations such as the Sarbanes-Oxley Act.

These factors and other factors that could affect these forward-looking statements are described in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. As a result of these and other factors, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. We disclaim any obligation to publicly update or revise these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are similarly qualified.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 1 August 2005